UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Bad Stuff, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  April 28, 2015

Physical address of issuer
12121 Wilshire Blvd. , Suite 600, Los Angeles, CA 90025

Website of issuer
www.TheBadStuff.com

Current number of employees
_____

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,677,915.97	$4,158,525.08
Cash & Cash Equivalents	$34,966.98	$18,947.77
Accounts Receivable	$64,008.01	$41,056.71
Short-term Debt	$50,451.06	$1,668.48
Long-term Debt	$135,801.50	$126,739.00
Revenues/Sales	$212,554.33	$445,544.83
Cost of Goods Sold	$191,182.90	$318,894.85
Taxes Paid	$3,491.65	$7,814.70
Net Income	-$614,301.39	-$723,118.05


April 16, 2024

FORM C-AR

The Bad Stuff, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Bad Stuff, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.TheBadStuff.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Bad Stuff, Inc. (the "Company") is a Delaware Corporation, formed on April 28, 2015.

The Company is located at 12121 Wilshire Blvd., Suite 600, Los Angeles, CA 90025.

The Company's website is www.TheBadStuff.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Bad Stuff produces an award-winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93-year-old family history, we distill smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award-winning juice.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to maximum permissible funding of $1,069,999.70 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate possibly needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of goods, for the sale of Tequila. Our revenues are therefore dependent upon the market for this.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for single barrel grouping expressions and have purchase 2,000 liters of 12-year Tequila. Delays or cost overruns in the development of the 12 year production line and new product lines is possible, in addition to agave plant shortages, which could cause products to fail to meet our performance estimates. Failure to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Furthermore, tariffs can also render the pricing scheme of marketability of the products difficulty to impossible.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over

other activities.

We are an early stage company and have not yet generated any profits
The Bad Stuff Inc was formed on July 6, 2020, and was formerly an LLC founded in 2015. Merger from The Bad Stuff LLC to The Bad Stuff Inc. occurred on September 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Bad Stuff Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Bad Stuff Extra Anejo Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to

bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Bad Stuff Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Bad Stuff Inc. could harm our reputation and materially negatively impact our financial condition and business.

The company's sales need improving which appears to necessitate a serious social media campaign.

Social media campaigns can be hit or miss, and often miss. We are reaching out to companies and individuals who represent lnstagram social media followings in excess of 10,000 persons. A few have six and low seven-figure followers. However, how these people present the product and assist in marketing our online presence through a retailer via LoveTequila.shop could affect sales.

Production Costs Fluctuate
Agave prices and fuel prices can fluctuate decreasing profit margins.

Sales disruptions due to COVID-19
COVID has disrupted supply chains for many companies. it has damaged our sales to restaurants and bars, though at present only a small percentage of our sales. Our sales through distributors in Texas and New Jersey started strong in 2020 but have slowed. Our supply to Total Wine in California and Texas is slow and due to shelter in place, we have limited paid efforts to visit these stores. A telephone campaign to Total Wine has led to a restock order at one Total Wine because they ran out of product, but at another that only had 1 bottle remaining, we were not able to achieve a reorder. Our relationship with Total Wines in Texas is stronger due to a sales broker relationship and a reliable distributor.

Prospective account delays due to COVID-19
The interest by the 17-state distributor BreakThru and Gibsons restaurants has stalled due to COVID. They love our product but are dealing with COVID and have delayed new product acceptance. The same is true for Georgia distributor Eaglerocks who is interested once COVID issues settle down. We don't have a definitive restart time with these two distributors but will keep probing every few months for a restart. We were able to obtain distribution in Florida, New York, Illinois, and Colorado through LibDib.

Launching new Extra Anejo label and design
Our Batch 4 label is new. Though peer groups and advisors appreciate the new label, the true test for this is the marketplace. Sales is everything. The glass stopper depicted in the PowerPoint is still underway, and completion has been slow. We continue to politely inquire as to completion, but I don't presently have an exact ETA. The glass stopper top will most likely be implemented for Extra Anejo batch 5 which will be likely in 2021. Therefore, the top for the black and gold batch 4 Extra Anejo bottle will be a black plastic top, similar to the brown plastic topic currently used on the prior bottles.

Loss of Maestro Catador
Phillip "Felipe" Soto Mares is 72 years old. If he passes away, this would be damaging to the company. Though we have all vendor and distillery contacts, their familiarity is primarily, at this time, with Felipe.

Inherent Risk
Investing in a small young company has inherent risks including but not limited to the following: should the company lose a key person through death, disability, withdrawal, resignation, termination, or any other means, this material loss could significantly affect the company's

ability to perform daily operations or to succeed. Key persons possess specific knowledge base that is most often difficult to replace, even when a company attempt overlap of its knowledge base amongst personnel.

Loss of Key Persons

The Bad Stuff Inc. is a small company with each key person possessing specified skills, experiences, and knowledge base. Though the company maintains a cloud hard drive to maintain some of this knowledge base, there is a substantial amount of information that is not contained in the cloud hard drive. The loss, disability, termination, or resignation of any key person can negatively and substantially impact the Company. Key persons include but are not limited to our CEO, and our master distiller.

Ambiguity or conflict between Deck and Risk Factors

In the event there is a conflict between presentation deck graphics and Legal Risk Factors, the meaning in the Legal Risk Factors shall prevail and supersede.

Doing Business In Mexico

Doing business in Mexico has its uncertainties. Challenges to product production include but are not limited to: 1. Insurrection, 2. Fuel crises, 3. Crime, 4. Border issues, 5. Natural disasters or other acts of God, 6. Corona Virus delays including loss of work force and production restrictions.

Time Commitment and No Legal Advice

Phillip Felipe Soto as President spends full time working efforts on The Bad Stuff Inc. Darren Enenstein spends the majority of his time on The Bad Stuff Inc. but is also a licensed attorney and partner in a law firm. Darren Enenstein continues to practice law separate and apart from The Bad Stuff Inc. Darren Enenstein is not an attorney for The Bad Stuff Inc. and does not represent as counsel The Bad Stuff Inc. Darren Enenstein offers no legal advice concerning or relating to this Offering in any way, either express or implied. Investors will need to seek their own legal advice concerning this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Bad Stuff produces an award-winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93-year-old family history, we distill

smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award-winning juice.

Business Plan

The Company is actively seeking to raise $3m under a safe note and also seeking to raise debt in the alternate, or a combination of both.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Tequila	Award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico.	Small liquor stores, larger chains including Total Wine in California and Texas, and upscale bars and restaurants.

The Bad Stuff is preparing to launch a campaign to broaden our loyal customer base.

We offer premium Tequila which is currently being sold in small liquor stores and to larger chains including Total Wine in California and Texas. We also can be found in upscale bars and restaurants.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution.

The Company's customers are small liquor stores, larger chains including Total Wine in California and Texas, and upscale bars and restaurants.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There is a lawsuit that names The Bad Stuff Inc. concerning wages. The Company hired the plaintiff as a 1099 once and objects to the allegation that Company acted as a co-employer. The value of the lawsuit is believed to be under $25,000 and is being handled by insurance counsel with a policy with limits far in excess of the amounts in controversy.

Other

The Company's principal address is 12121 Wilshire Blvd., Suite 600, Los Angeles, CA 90025

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Susy Enenstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Member of the Board of Directors Dates of Service: July 06, 2020 - Present Responsibilities: Susy Enenstein is a director of The Bad Stuff Inc. and is its Corporate Secretary. Mrs. Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Susy Enenstein does not receive a salary. Susy Enenstein's primary responsibilities are to act in her capacity as a board member by voting as needed on key issues, and to facilitate corporate documents. Board Oversight. Was also a board member of the prior LLC. Position: Corporate Secretary Dates of Service: July 06, 2020 - Present Responsibilities: Corporate secretary role

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Name

Phillip "Felipe" Soto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: President Dates of Service: July 06, 2020 - Present Responsibilities: Phillip Soto is the acting President of The Bad Stuff Inc. and a director. Mr. Soto receives a salary and benefits of approximately $70,000 per annum. Mr. Soto's primary role to supervise product development,

distillation, and production. Day to day oversight, head of production, master distiller. Same roles as well as Manager of prior LLC. Position: Member of the Board of Directors Dates of Service: July 06, 2020 - Present Responsibilities: Corporate Board. Was on the board of the prior LLC.

Name

Darren Enenstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer (CEO) Dates of Service: July 06, 2020 - Present Responsibilities: Darren Enenstein is the Chairman of the Board, a director, is CEO of The Bad Stuff Inc., and is CFO. Mr. Enenstein is trustee of The 2406 Paradise Trust which is his family trust. Darren Enenstein is married to Susy Enenstein. Susy Enenstein is a beneficiary of The2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Darren Enenstein does not receive a salary. Darren Enenstein's primary role as CEO is to oversee and direct marketing, sales, strategic relationships, and investor relations. General Oversight. Formerly Chairman and Manager of the LLC. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney. Position: Chief Financial Officer (CFO) Dates of Service: July 06, 2020 - Present Responsibilities: Tax and accounting oversight. Formerly Manager of the LLC. Position: Member of the Board of Directors Dates of Service: July 06, 2020 - Present Responsibilities: Corporate Board. Was on the board of the prior LLC. Position: Chairman of the Board Dates of Service: July 06, 2020 - Present Responsibilities: Corporate Board. Was on the board of the prior LLC. Darren Enenstein maintains all officer positions in The Bad Stuff Inc. since the departure of Philip Soto as CEO, CFO and corporate secretary around April 2023.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Enenstein Pham & Glass, LLP Title: Partner Dates of Service: January 01, 2019 - Present Responsibilities: Law partner. Employer: Enenstein Pham & Glass APC Title: Shareholder Dates of Service: September 01, 2009 - December 31, 2018 Responsibilities: Managing the law firm.

Education

Darren Enenstein has a Bachelor of Arts from UC Berkeley, class of 1994, and a Juris Doctorate degree from Southwestern University School of Law, class of 1997.

Name

Bob Vanech

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Member of the Board of Directors Dates of Service: January 11, 2024 - Present

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Name

Baron Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Member of the Board of Directors Dates of Service: January 11, 2024 - Present

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,590,229
Voting Rights	
Anti-Dilution Rights	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own wil decrease, even though the value of the company may increase. You wil own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. fI we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction ni the amount earned per share (though this typically occurs only fi we offer dividends, and most early stage companies are unlikely to offer dividends, preferring ot invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. fI you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Secured Loan
Name of creditor	
Amount outstanding	$110,000.00
Interest rate and payment schedule	15%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	The company entered into a loan to acquire 10,000 liters of aging reposado tequila on a 28 month contract bearing 15% interest with principal coming due around November 2024. Interest payments are quarterly. The aging Tequila increases in value with age.

The total amount of outstanding debt of the company is $110,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,190,036	$850,540.00	Inventory, salary for master distiller, accounting.	November 30, 2020	Section 4(a)(2)

Ownership

A majority of the Company is owned by 2406 Paradise Trust.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
2406 Paradise Trust	55.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Overhead was reduced from around $21,000 per month to around $4,000 per month through termination of employees and free operational work by existing CEO, which may be awarded as stock options. Blanco (Silver) Tequila inventory is depleted and fund raising is active to enable new production to support orders requesting product. The same applies to depleted inventory for Extra Anejo mini bottles which were sold out primarily through retailer Total Wine and More.

The company seeks to become profitable through increased sales through marketing collaboration with reality TV star Mehgan James and limited involvement with shareholder Baron Davis, an NBA legend.

Liquidity and Capital Resources

On November 30, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $850,540.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Darren Enenstein
(Signature)

Darren Enenstein
(Name)

CEO, CFO, Chairman of the Board, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Darren Enenstein
(Signature)

Darren Enenstein
(Name)

CEO, CFO, Chairman of the Board, and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

The Bad Stuff, Inc
Profit and Loss
January - December 2022

	Total
Income	
40000 Sales	1,437.98
41000 Sales of Product Income	444,106.85
Total Income	$ 445,544.83
Cost of Goods Sold	
50000 Cost of Goods Sold	230,851.18
51100 Freight In	11,341.78
51101 Freight Out	13,639.67
52020 Warehouse Service & Storage Fees	63,062.22
Inventory Shrinkage	0.00
Total Cost of Goods Sold	$ 318,894.85
Gross Profit	$ 126,649.98
Expenses	
60100 Advertising & Marketing	65,348.24
60400 Bank Charges & Fees	4,184.06
61000 Transportation	5,569.53
62500 Dues & subscriptions	6,492.00
63000 Sales Commissions	6,000.00
66500 Insurance	34,858.32
66700 Legal & Professional Fees	25,003.13
66701 Accounting	33,144.00
Total 66700 Legal & Professional Fees	$ 58,147.13
67000 Interest Expense	11,155.79
68400 Travel	39,697.53
68600 Utilties-Telephone, etc	2,530.69
69000 Meals	1,983.17
69500 Office Supplies & Expenses	4,069.29
69700 Miscellaneous Expense	1,818.21
71500 Postage & Delivery	2,695.31
73000 Gross Salaries	144,000.13
73001 Payroll Tax Exp - ER	11,487.57
73600 Computer/Internet/Software Disposible	13,578.50
74000 Taxes & Licenses	7,814.70
74010 Distilled Spirits Sales & Use Tax	4,189.95
74050 Licensing & Permits	1,692.80
Outside Services	23,007.49
Payroll Fees	2,270.00
Travel Meals	8,993.29
Total Expenses	$ 461,583.70
Net Operating Income	-$ 334,933.72
Other Expenses	
62400 Depreciation & Amortization	388,368.00
Reconciliation Discrepancies	-183.67

Total Other Expenses	$	388,184.33
Net Other Income	-$	388,184.33
Net Income	-$	723,118.05

Wednesday, Apr 10, 2024 09:29:51 AM GMT-7 - Accrual Basis

The Bad Stuff, Inc
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 1st Century - Main 5885		22,283.43
10001 1st Century - Debit 8060		2,000.00
10002 1st Century - Payroll 8087		12,856.27
10200 MHW		6,078.99
10401 Bill.com Money Out Clearing		-24,270.92
Total Bank Accounts	$	**18,947.77**
Accounts Receivable		
11000 Accounts Receivable (A/R)		41,056.71
Total Accounts Receivable	$	**41,056.71**
Other Current Assets		
12100 Inventory Asset		179,266.73
12101 Reposado - Aging		106,500.00
12200 Advanced Inventory Deposits		91,055.12
Total 12100 Inventory Asset	$	**376,821.85**
15000 Prepaid Expenses		0.00
Uncategorized Asset		0.00
Total Other Current Assets	$	**376,821.85**
Total Current Assets	$	**436,826.33**
Fixed Assets		
14000 Secret Process		1,000.00
14001 Secret Formula		5,825,540.00
14200 Bottle Moulds		9,500.00
14201 Cap Moulds.Tooling		12,562.50
14500 Website		8,732.50
17000 Accum Amort & Deprec		-2,217,449.25
Total Fixed Assets	$	**3,639,885.75**
Other Assets		
14600 Loan Fees		81,813.00
Total Other Assets	$	**81,813.00**
TOTAL ASSETS	$	**4,158,525.08**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)		3,192.30
Total Accounts Payable	$	**3,192.30**
Other Current Liabilities		
73002 Payroll Tax Payable		-1,523.82
Short Term Loan		0.00
Total Other Current Liabilities	-$	**1,523.82**

Total Current Liabilities	$	1,668.48
Long-Term Liabilities		
20600 Reposado Note Payable		110,000.00
20601 Stories & Cronies		13,739.00
20603 SBA Loan Covid 19		3,000.00
Total Long-Term Liabilities	$	126,739.00
Total Liabilities	$	128,407.48
Equity		
31000 Partner Contributions		215,854.45
32000 Retained Earnings		-1,076,683.20
33000 Common Stock		271,259.00
33050 Common Stock - Crowdfunding		202,506.53
Total 33000 Common Stock	$	473,765.53
33100 Paid-In Capital or Surplus		5,044,489.00
Opening Balance Equity		95,809.87
Net Income		-723,118.05
Total Equity	$	4,030,117.60
TOTAL LIABILITIES AND EQUITY	$	4,158,525.08

The Bad Stuff, Inc
Profit and Loss
January - December 2023

		Total
Income		
41000 Sales of Product Income		212,554.33
Total Income	$	**212,554.33**
Cost of Goods Sold		
50000 Cost of Goods Sold		136,399.12
51101 Freight Out		13,507.98
52020 Warehouse Service & Storage Fees		41,275.80
Total Cost of Goods Sold	$	**191,182.90**
Gross Profit	$	**21,371.43**
Expenses		
60100 Advertising & Marketing		56,077.91
60400 Bank Charges & Fees		3,279.52
61000 Transportation		2,083.94
63000 Sales Commissions		3,341.20
63100 Sales Consulting		3,900.00
66500 Insurance		10,611.82
66700 Legal & Professional Fees		7,985.00
66701 Accounting		13,600.00
Total 66700 Legal & Professional Fees	$	21,585.00
67000 Interest Expense		31,312.50
67200 Repairs & Maintenance		239.23
68400 Travel		1,276.79
68600 Utilties-Telephone, etc		2,571.74
69000 Meals		1,873.08
69500 Office Supplies & Expenses		941.04
69700 Miscellaneous Expense		2,587.51
71500 Postage & Delivery		1,156.81
73000 Gross Salaries		87,883.26
73001 Payroll Tax Exp - ER		-4.35
73600 Computer/Internet/Software Disposible		8,738.74
74000 Taxes & Licenses		3,491.65
74010 Distilled Spirits Sales & Use Tax		2,083.43
74050 Licensing & Permits		1,252.00
Outside Services		398.00
Payroll Fees		627.00
Total Expenses	$	**247,307.82**
Net Operating Income	-$	**225,936.39**
Other Expenses		
62400 Depreciation & Amortization		388,368.00
Reconciliation Discrepancies		-3.00
Total Other Expenses	$	**388,365.00**
Net Other Income	-$	**388,365.00**
Net Income	-$	**614,301.39**

Monday, Jan 29, 2024 06:09:39 PM GMT-8 - Accrual Basis

The Bad Stuff, Inc
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 1st Century - Main 5885		26,061.86
10001 1st Century - Debit 8060		255.08
10002 1st Century - Payroll 8087		5,800.55
10200 MHW		2,849.49
10400 Bill.com Money In Clearing		0.00
10401 Bill.com Money Out Clearing		0.00
Total Bank Accounts	$	**34,966.98**
Accounts Receivable		
11000 Accounts Receivable (A/R)		64,008.01
Total Accounts Receivable	$	**64,008.01**
Other Current Assets		
12100 Inventory Asset		133,922.73
12101 Reposado - Aging		106,500.00
12200 Advanced Inventory Deposits		0.00
Total 12100 Inventory Asset	$	**240,422.73**
15000 Prepaid Expenses		0.00
Uncategorized Asset		0.00
Total Other Current Assets	$	**240,422.73**
Total Current Assets	$	**339,397.72**
Fixed Assets		
14000 Secret Process		1,000.00
14001 Secret Formula		5,825,540.00
14200 Bottle Moulds		9,500.00
14201 Cap Moulds.Tooling		17,750.00
14500 Website		8,732.50
17000 Accum Amort & Deprec		-2,605,817.25
Total Fixed Assets	$	**3,256,705.25**
Other Assets		
14600 Loan Fees		81,813.00
Total Other Assets	$	**81,813.00**
TOTAL ASSETS	$	**3,677,915.97**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)		24,451.06
Total Accounts Payable	$	**24,451.06**
Other Current Liabilities		
73002 Payroll Tax Payable		0.00
P Soto Outstanding Payroll Payable		26,000.00

Short Term Loan			0.00
Total Other Current Liabilities		$	26,000.00
Total Current Liabilities		$	50,451.06
Long-Term Liabilities			
20600 Reposado Note Payable			112,062.50
20601 Stories & Cronies			13,739.00
20602 Darren Enenstein			12,000.00
20603 SBA Loan Covid 19			-2,000.00
Total Long-Term Liabilities		$	135,801.50
Total Liabilities		$	186,252.56
Equity			
31000 Partner Contributions			215,854.45
32000 Retained Earnings			-1,723,954.05
33000 Common Stock			271,259.00
33050 Common Stock - Crowdfunding			202,506.53
Total 33000 Common Stock		$	473,765.53
33100 Paid-In Capital or Surplus			5,044,489.00
Opening Balance Equity			95,809.87
Net Income			-614,301.39
Total Equity		$	3,491,663.41
TOTAL LIABILITIES AND EQUITY		$	3,677,915.97